Exhibit (d)(11)

Universal | Hospital | Services™	Corporate Office 7700 France Avenue South Suite 275 Edina, MN 55435-5228 Phone: 952-893-3200 Fax: 952-893-0704 www.uhs.com

December 22, 2010

Board of Directors

c/o Bruce Haber, Chairman and CEO

Emergent Group, Inc.

10939 Pendleton Street

Sun Valley, CA 91352

Exclusivity Agreement

Gentlemen:

As you know, we are discussing a possible business combination (the “Transaction”) between Emergent Group, Inc. (the “Company”) and Universal Hospital Services, Inc., or one of its wholly-owned subsidiaries (“Buyer”). This letter agreement sets forth the understanding between the Company and Buyer with respect to the terms on which each party is prepared to continue its negotiation of the Transaction.

1.                                       Exclusivity. Buyer will expend significant additional resources and incur significant additional expenses in conducting its further due diligence review of the Company, preparing the necessary documentation for the Transaction and in other matters relating to the Transaction. In consideration of Buyer’s willingness to expend such resources and incur such expenses, the Company agrees that, during the term of this letter agreement (the “Exclusivity Period”), it shall not, nor shall it permit any of its affiliates to, nor shall it authorize or permit any of its or its affiliates’ respective directors, officers, employees, financial advisors, attorneys, accountants or other representatives to, directly or indirectly, solicit, initiate, facilitate, encourage or engage in discussions or negotiations with any other person, or furnish to any other person any information concerning (i) an acquisition of any equity securities of the Company or any of its subsidiaries by any person other than Buyer (other than pursuant to an employee equity plan existing as of the date of this letter agreement); (ii) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving the Company or any of its subsidiaries and any person other than Buyer in a single transaction or series of related transactions; (iii) any sale, lease, exchange, mortgage or pledge (other than in connection with ordinary course financing arrangements), transfer or other disposition of a material portion of the assets of the Company or any subsidiary of the Company to any person other than Buyer in a single transaction or series of related transactions; (iv) any issuance or sale of any equity securities of the Company or any of its subsidiaries to any person other than Buyer (other than pursuant to an employee equity plan existing as of the date of this letter agreement); (v) any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the conclusion of the Transaction or could reasonably be expected to materially reduce the benefits to Buyer of the Transaction; or (vi) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing (in each case, a “Competing Transaction”).

2.                                       Notification. The Company shall cause any pending discussions or negotiations with any other person regarding a Competing Transaction to be terminated forthwith, and shall notify Buyer promptly (and in any event prior to any response or sharing of information) if any proposal regarding a Competing Transaction (or any inquiry or contact with any person with respect thereto) is made, and shall advise Buyer of the contents thereof (including the terms thereof and the identity of the person making the inquiry or proposal), and, if in written form, provide Buyer with copies thereof, and shall (i) keep Buyer informed in reasonable detail of the status of any such proposal and (ii) provide Buyer a reasonable opportunity to respond to any such proposal prior to entering into any definitive agreement with such other person.

3.                                       Access to Information; Conduct of Business. During the Exclusivity Period, the Company shall provide Buyer and its representatives reasonable access to the Company’s financial, legal, tax, information technology and other data and information. Such information shall be made available on a confidential basis, pursuant to the terms of the Mutual Non-Disclosure Agreement, dated October 26, 2010, between Universal Hospital Services, Inc. and the Company (the “Confidentiality Agreement”).

4.                                       Termination. This letter agreement may be terminated (i) by the Company or Buyer (in writing), if on or prior to January 31, 2011, the Company and Buyer have failed to enter into a definitive agreement or (ii) automatically upon the execution of a definitive agreement. The provisions of Paragraphs 5 and 6 shall survive any termination of this letter agreement pursuant to clause (i) of this Paragraph 4.

5.                                       Confidentiality. The terms and conditions of this letter agreement and our proposal regarding the Transaction are confidential and are not to be disclosed to anyone outside the Company (other than the Company’s legal counsel, financial advisors, accountants and other agents and representatives who need to know such information in connection with the transaction contemplated hereby). Except as may be required by applicable law, neither the Company nor Buyer shall make any news releases or any public disclosure with respect to the Transaction without the prior consent of the other party, which consent shall not be unreasonably withheld. If a party determines after consultation with legal counsel that such disclosure or announcement is required by law, the other party shall be given the reasonable opportunity to review and comment on the proposed announcement.

6.                                       Non-Solicitation. Except with the permission of the Company, Buyer agrees that during the Exclusivity Period and for a period of 24 months thereafter, Buyer will not, directly or indirectly: (i) solicit any of the Company’s existing customers that have been disclosed by the Company to Buyer to engage in any business activities competitive with Company’s business provided, however, that if the Buyer acquires another entity that competes with the Company, such entity may continue to do business with its customers that also are customers of the Company to the extent that such business was engaged in with such customers immediately prior to such acquisition; (ii) hire any individual listed on a Non-Hire list to include up to 20 individuals, which Company will provide to Buyer within 10 days of execution of this letter agreement; or (iii) solicit for employment any officer, director, or employee of the Company; provided, however, that general solicitations for employment (including the use of employment agencies not directed to target the Company or any of the Company’s employees) conducted by or on behalf of Buyer, shall not constitute a violation of the foregoing restriction. Buyer (i) acknowledges that the Company would be irreparably harmed by any violation of this Section and monetary damages would not, in and by itself, provide a sufficient remedy, and (ii) agrees that the Company shall be entitled to seek injunctive relief in the event of any violation of this Section.

7.                                       Entire Agreement. This letter agreement, together with the Confidentiality Agreement which the parties hereby extend until two years after termination of this letter agreement, embodies the entire agreement and understanding of the Company and Buyer with respect to the Transaction and supersedes all prior agreements or understandings with respect to the matters covered thereby. This letter agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

8.                                       Disputes. Each party (a) agrees that any legal action with respect to this letter agreement or the transactions contemplated by this letter agreement shall be brought in a federal or state court sitting in the Borough of Manhattan, New York, (b) accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of those courts and (c) irrevocably waives any objection, including, without limitation, any objections to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any action in those jurisdictions, All matters related to this letter agreement shall be governed by the laws of the State of New York.

9.                                       No Binding Commitment. A binding commitment with respect to the Transaction will result only from execution of a definitive agreement, subject to the conditions expressed therein. Without limiting the foregoing, this letter agreement is not intended to impose any obligation whatsoever on either of Buyer or the Company to enter into a definitive agreement.

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Please sign below to acknowledge acceptance by the Company of the terms of this letter agreement.

Very truly yours,

Universal Hospital Services, Inc.

		By:	/s/ Gary D. Blackford [ILLEGIBLE]
Gary Blackford
Chief Executive Officer

Accepted and agreed to as of the date first above written:

Emergent Group, Inc.

By:	/s/ Bruce J. Haber
Name: Bruce J. Haber
Title: [ILLEGIBLE]